EXHIBIT 12.1
Computation of Ratio of Earnings to Fixed Charges

	Fiscal Years Ended
	December 28, 2003	January 2, 2005	January 1, 2006	December 31, 2006	December 30, 2007
	(In thousands, except ratios)
Computation of earnings:
Earnings before provision for income taxes	$241,881	$423,200	$613,307	$430,708	$398,416
Fixed charges excluding capitalized interest	8,565	9,725	1,263	11,934	18,708
Distributed earnings from 50%-or-less-owned affiliate	(148)	(569)	2,764	5,782	(5,692)

Adjusted earnings	$250,298	$432,356	$617,334	$448,424	$411,432

Computation of fixed charges:
Interest expense	$7,640	$8,526	$17	$9,506	$16,339
Interest portion of operating lease expense	925	1,199	1,246	2,428	2,369

Fixed charges	$8,565	$9,725	$1,263	$11,934	$18,708

Ratio of earnings to fixed charges (1)	29.2x	44.4x	488.8x	37.6x	22.0x

(1)	Computed by dividing (i) earnings before taxes adjusted for fixed charges by (ii) fixed charges which include interest expense plus amortization of debt issuance costs, the portion of rent expense under operating leases deemed to be representative of the interest factor and interest relating to lease guarantees of 50%-or-less-owned affiliate.